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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . 14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

First Financial Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

320222 10 2
(CUSIP Number)

Mary Hyden Mann Hunter
6800 Harvey Drive
Waco, Texas 76710
(254) 776-6612
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 320222 10 2
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). Mary Hyden Mann Hunter

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

 Instructions for Cover Page

(1)

Names and I.R.S. Identification Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2)

If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.
(4)

Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source	Symbol
Subject Company (Company whose securities are being acquired)	SC
Bank	BK
Affiliate (of reporting person)	AF
Working Capital (of reporting person)	WC
Personal Funds (of reporting person)	PF
Other	OO
(5)	If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.
(6)	Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11), (13) Aggregate Amount Beneficially Owned By Each Reporting Person, etc.--Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(12)

Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(14)	Type of Reporting Person--Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category	Symbol
Broker-Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Adviser	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company	HC
Corporation	CO
Partnership	PN
Individual	IN
Other	OO

Notes:

        Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

        Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

        Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

        Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

        Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

        Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

        Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

General Instructions
A.

The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B.

Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C.

If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Item 2.     Identity and Background.

        (a), (b), and (c) On March 30, 2001, Mary Hyden Mann Hunter and Walter J. Rusek jointly filed a statement on Schedule 13D (the "Schedule 13D") relating to the voting common stock, no par value per share (the "Common Stock"), of First Financial Corporation (the "Issuer"), a Texas corporation. This Amendment No. 2 to the Schedule 13D is filed solely by Mary Hyden Mann Hunter.

Item 3.     Source and Amount of Funds or Other Consideration.

        No funds were paid in connection with the transactions described in Item 4 below.

Item 4.     Purpose of Transaction.

        On March 30, 2001 Walter J. Rusek and Mary Hyden Mann Hunter jointly filed the Schedule 13D to report that on March 20, 2001 they were appointed co-trustees of the David W. Mann 1990 Trust (the "Trust") upon the removal of Robert A. Mann as the sole trustee of the Trust. Robert A. Mann has advised that he does not agree either with the validity of his removal or that valid grounds exist for his removal. The Trust owns all the outstanding capital stock of FFC Holdings, Inc. ("Holdings, Inc."), of which Walter J. Rusek is a director. Holdings, Inc. is a general partner holding a 0.5% general partnership interest in First Financial Holdings, Ltd., a Texas limited partnership ("Holdings, Ltd."). David W. Mann is the other general partner of Holdings, Ltd., also holding a 0.5% general partnership interest. Holdings, Ltd. owns 92,742 shares (53.44%) of the outstanding common stock of the Issuer (the "92,742 Shares"). Mary Hyden Mann Hunter holds a 33% limited partnership interest in Holdings, Ltd. and has no power to control the voting or disposition by Holdings, Ltd. of the 92,742 Shares.

        On May 4, 2001 Mary Hyden Mann Hunter resigned as a trustee of the Trust and on July 19, 2001 Walter J. Rusek resigned as the other trustee of the Trust. As a result of their resignations, neither Mary Hyden Mann Hunter nor Walter J. Rusek is deemed to own beneficially the 92,742 Shares. No purchases of securities of the Issuer were made in connection with the appointments of Mary Hyden Mann Hunter and Walter J. Rusek as co-trustees of the Trust or in connection with the resignations of Mary Hyden Mann Hunter and Walter J. Rusek as co-trustees of the Trust.

Item 5.     Interest in Securities of the Issuer.

(a)         As of the date hereof, Mary Hyden Mann Hunter has no beneficial interest, as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, in any shares of Common Stock.

(b)         Not applicable.

(c)         Mary Hyden Mann Hunter has not engaged in any transactions involving Common Stock during the past sixty days.

(d)         Not applicable.

(e)         Mary Hyden Mann Hunter ceased to be the beneficial owner of more than five percent of the Common Stock on May 4, 2001.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2001 Date

/s/ Mary Hyden Mann Hunter
Signature

Mary Hyden Mann Hunter Name/Title

 The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)